SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CODE OF ETHICS

This Code of Ethics establishes the ethical principles and guidelines governing the conduct of all personnel and third parties, both internally and externally. These principles apply to Gol Linhas Aéreas Inteligentes S/A. (“GOL”) and its subsidiaries and associated companies.

CHAPTER I. - RELATIONS WITH SHAREHOLDERS

Art. 1. Such relations must be based on the accurate, transparent and comprehensive disclosure of information, giving shareholders a clear understanding of GOL’s activities and performance.

CHAPTER II. - RELATIONS WITH CLIENTS

Art. 2. Clients must be treated with courtesy and respect at all times and they must be provided with information in a rapid, clear, accurate and transparent manner. All clients should be treated equally, irrespective of personal interest or feelings.

CHAPTER III. - RELATIONS WITH EMPLOYEES

Art. 3. GOL aims to identify, attract and maintain skilled personnel.

Art. 4. GOL shall provide a healthy, organized and harmonious working environment, designed to promote the importance and well-being of its employees, in which mutual confidence and respect, fairness and the encouragement of innovation and development are paramount.

Art. 5. All employees are internal clients and, therefore, worthy of respect, irrespective of the position they hold or of the time they have been with the company.

Art. 6. No form of discrimination shall be tolerated.

Art. 7. GOL welcomes any criticisms and suggestions from its workers that may lead to improvements.

CHAPTER IV. - RELATIONS WITH SUPPLIERS AND SERVICE PROVIDERS

Art. 8. GOL’s relations with its suppliers and service providers are guided by ethical principles and compliance with the prevailing laws and regulations.

Art. 9. When purchasing products from its suppliers or hiring the services of its service providers, GOL is committed to ensuring that the procedures involved are conducted according to the highest standards of integrity, always respecting confidentiality of information and property rights, both its own and those of third parties.

Art. 10. The selection and hiring of service providers and suppliers shall be based on technical, professional and ethical criteria, pursuant to a pre-established process.

Art. 11. GOL personnel shall not solicit or accept financial favors, improper payments, gifts or donations. The only exceptions are commercial courtesies which may be reciprocated in the same manner, providing that they do not interfere in any way whatsoever with commercial relations or are designed to ensure any type of favored treatment.

CHAPTER V. - RELATIONS WITH COMPETITORS

Art. 12. GOL’s relations with its competitors shall be based on fair and ethical competitive procedures and in strict observance of the law. Predatory or dishonest behavior is strictly forbidden.

CHAPTER VI. - LEADERSHIP

Art. 13. Relations within the chain of command shall be based on mutual respect between the personnel involved.

Art. 14. Personnel occupying positions of responsibility shall adopt the highest standards in both their attitudes and conduct, thereby inspiring confidence and setting an example for others to follow.

Sole Paragraph. All business units have equal standing within the organization, interacting among themselves in such a way as to ensure that GOL’s activities run smoothly and seamlessly.

CHAPTER VII. - SOCIAL RESPONSIBILITY

Art. 15. GOL is fully committed to social responsibility and encourages all its personnel to participate in social and cultural projects and activities that promote civic development.

Art. 16. GOL is concerned with the environment and supports initiatives for its preservation.

CHAPTER VIII. - CONFLICTS OF INTEREST

Art. 17. In their internal and external relations, employees shall not use their position at GOL to influence decisions that favor their own interests or those of third parties to the detriment of those of the company.

Art. 18. No favoritism shall be shown in inter-personnel relations.

CHAPTER IX. - CORPORATE RESOURCES

Art. 19. Resources pertaining to GOL shall be construed as all those used when carrying out its activities, including, but not limited to, installations, vehicles, equipment, financial resources, documents, trademarks, machinery, technology, concepts, methods, expertise, materials, furniture, information, business strategies, plans, research, systems, inventions and technical and intellectual assets.

Art. 20. All resources must be used with the utmost care and for the purposes determined by the company.

Art. 21. Employees shall not use GOL’s structure and resources for their personal purposes.

CHAPTER X. - CONFIDENTIAL AND PRIVILEGED INFORMATION

Art. 22. GOL personnel shall maintain any confidential information they have access to in the course of their activities in the strictest secrecy.

Art. 23. Any and all information obtained as a result of the performance of their activities at GOL’s shall be considered as confidential, unless said information is already in the public domain.

CHAPTER XI. - SECURITY OF INFORMATION

Art. 24. GOL’s information is an asset deserving of special protection and each user shall be responsible for complying with the regulations laid out in the Security of Information Policy.

CHAPTER XII. - FINAL PROVISIONS

Art. 25. Management shall do everything possible to ensure that employees fully understand and comply with this Code of Ethics.

Art. 26. Non-compliance by any employee with any of the principles contained herein shall result in the application of those penalties established in the Disciplinary Code of the company by which he or she is employed.

STATEMENT OF AWARENESS

By means of this document, I, the undersigned, do hereby declare that I am aware of and fully understand the principles of ethical and moral conduct that guide all of GOL’s working and business relations.

Under pain of the penalties established in GOL’s Disciplinary Code, I hereby undertake to carry out my work in an ethical, respectful, correct and upright manner, respecting the fundamental precepts that underscore the company’s mission, vision and values, as well as the terms of this Code of Ethics.

Name: __________________________________________________________

Position: ________________________________________ CIF: ______________

Data: ___/___/____ City: __________________________ State: __________

_____________________________________________________

Signature

Fill out and sign the above Statement of Awareness and send it to the Department of Human Resources

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.